CERTIFICATE OF CORRECTION
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
WATERSHED MEDICAL, INC.

Watershed Medical, Inc. (the "***Corporation***"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***DGCL***"), does hereby certify:

1.   The name of the Corporation is Watershed Medical, Inc.

2.   An Amended and Restated Certificate of Incorporation (the "***Certificate***") was filed with the Secretary of State of the State of Delaware on October 9, 2025, and, due to a clerical error, said Certificate requires a correction as permitted by Section 103(f) of the DGCL.

3.   The inaccuracy or defect of the Certificate is that an incorrect Dividend Rate (as defined therein) for Series CF Preferred Stock (as defined therein) was listed in Article Fourth, Section B, Section 1 of the Certificate as $1.5282 but should indicate a Dividend Rate of $0.122256.

4.   Article Fourth, Part B, Section 1 of the Certificate is corrected to read in its entirety as follows:

> "Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation, including the Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Preferred then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Preferred at the Dividend Rate specified for such shares of Series Preferred. Dividends may be paid on the Common Stock when, as and if declared by the Board of Directors, subject to the prior dividend rights of the Series Preferred. The right to receive dividends on shares of Series Preferred shall not be cumulative, and no right to dividends shall accrue to holders of Series Preferred by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for each series of Series Preferred. "Dividend Rate" shall mean an annual rate of $0.03573 per share for the Series Seed-1 Preferred Stock, $0.03931 per share for the Series Seed-2 Preferred Stock, $0.04288 per share for the Series Seed-3 Preferred Stock, $0.07147 per share for the Series Seed-4 Preferred Stock, $0.084 per share for the Series Bridge Preferred Stock and $0.122256 per share for the Series CF Preferred Stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock."

5.   All other provisions of the Certificate shall remain unchanged.

[Signature page follows]

IN WITNESS WHEREOF, this Certificate of Correction has been executed by a duly authorized officer of this Corporation on December 17, 2025.


WATERSHED MEDICAL, INC.


By: _____

Name: Christopher Kinsella

Title: Chief Executive Officer